CONTACT:  RICHARD A. NIGLIO
          CHIEF EXECUTIVE OFFICER
          CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC.
          (415) 257-4200



                               FOR IMMEDIATE RELEASE


              KNOWLEDGE BEGINNINGS, A SUBSIDIARY OF KNOWLEDGE UNIVERSE,
                        ACQUIRES CHILDREN'S DISCOVERY CENTERS


     BURLINGAME, California (March 30, 1998) -- Knowledge Beginnings, Inc., a subsidiary of Knowledge Universe, L.L.C., and Children's Discovery Centers of America, Inc. ("CDC") announced today that they have signed a definitive merger agreement pursuant to which Knowledge Universe will acquire CDC. Headquartered in San Rafael, California, Children's Discovery Centers (NASDAQ:CDCR) is one of the nation's largest providers of educational programs and services for infants through school-age children. Revenues from its 248 schools totaled over $93 million in 1997. Under terms of the agreement announced today, Knowledge Beginnings, a privately held company, will pay $12.25 per share for all of the outstanding shares of CDC.

     Tom Kalinske, president of Knowledge Universe, said, "Adding Children's Discovery Centers to our growing educational enterprise is in keeping with our overall mission to improve the quality of education to people of all ages. CDC is an excellent company, and we hope to continue its traditions and perhaps to accelerate its growth."

     Richard A. Niglio, chairman and CEO of CDC, announced that he will resign at the consummation of the tender offer, but will continue as a consultant to the company for the next two years. Mr. Niglio said, "Building this company these past 11 years has been a very gratifying experience. I am looking forward to a new challenge in the future that I hope will be equally as rewarding."

     "We are delighted to align ourselves with Knowledge Beginnings," said Dr. Elanna S. Yalow, president and chief operating officer of CDC, and the daughter of Nobel Prize winner Dr. Rosalyn Yalow. "CDC will benefit greatly from the extensive experience that Knowledge Beginnings brings to addressing the educational challenges facing our nation. Working in concert, we will make a difference in the lives of millions of American children by helping them get started on the road to lifelong learning."

     Under the terms of the merger agreement, a subsidiary of Knowledge Beginnings will promptly commence a tender offer for all outstanding shares of CDC at a net price of $12.25 per share in cash. In connection with the execution of the merger agreement, Knowledge Beginnings entered into an Option and Support Agreement with three partnerships owning a total of 1,363,700 shares of common stock pursuant to which such stockholders agreed, among other things, to tender their shares and under certain conditions to sell their shares to Knowledge Beginnings for $12.25 per share in cash. In addition, Knowledge Beginnings entered into an agreement to purchase from CDC, under certain conditions, 1,342,155 previously unissued shares of CDC common stock at a price of $10.125 per share. Completion of the tender offer is subject to a number of conditions, including the acquisition of Knowledge Beginnings of a majority of CDC's common stock.

     Founded in 1983, CDC operates preschool and elementary schools in 22 states and the District of Columbia, serving approximately 25,000 children ranging from infants through grade eight. CDC also provides employer-sponsored programs through affiliations with over 50 governmental agencies, hospitals, and private corporations such as Amoco and GE Capital Services Corporation.

MARKET TRENDS
     Current demographic and social trends indicate a growing need for child care and educational services such as those provided by companies such as CDC. Also, educational researchers stress the need for quality education and learning experiences for children beginning in infancy and throughout their preschool years and that these are crucial years in a child's development. These two trends present an excellent opportunity for CDC and Knowledge Beginnings to offer parents the highest quality early childhood education for their children.

ABOUT KNOWLEDGE BEGINNINGS
     Knowledge Beginnings, Inc. is a subsidiary of Knowledge Universe, L.L.C. Knowledge Universe is an education company that offers a full array of products and services designed to meet the educational and knowledge management needs of organizations and individuals. Founded in 1996, the privately held company is headquartered in Burlingame, California.


                                       -END-


2 of 2